82-4126

Soho Resources Corp.
SOH:CDNX

SUPPL

04045920

October 29, 2004

United States Securities and Exchange Commission
Washington, D.C
20549
USA

RECEIVED
NOV 04 2004
SEC MAIL PROCESSING SECTION
WASH, D.C. 179

Dear Sir or Madam:

RE: SOHO RESOURCES CORP. - FINANCIAL STATEMENTS

Please find enclosed one copy of the Company's unaudited financial statements for the period ended August 31, 2004 with the *Exemption number 12g3-2(b).*

Yours truly,

SOHO RESOURCES CORP.

Per:

Ralph Shearing
President

Encl.

dlw 11/5

BOX 11569, VANCOUVER CENTRE
SUITE 450, 650 WEST GEORGIA STREET
VANCOUVER, BC CANADA V6B 4N8

TELEPHONE: 604.684.8071 • FACSIMILE: 604.684.3829
e-mail: info@sohoresources.ca \\Consam\public\Soho\Templates & Forms\SOHO\Qtrly Report Form letters\Quart. Rep - USSEC. Ltr.doc

Soho Resources Corp.
SOH:TSXV

FORM 51-102F

Management's Discussion and Analysis

For the Period Ended August 31, 2004

Overview

This Management's Discussion and Analysis (MD&A) of the financial position and results of operations of Soho Resources Corp. ("Soho") includes its wholly-owed subsidiary Samarkand de Mexico S.A. de C.V. ("Samarkand") and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). The MD&A should be read in conjunction with the interim financial statements and the notes thereto for the quarter ended August 31, 2004, and the audited consolidated financial statements for the fiscal year ended February 29, 2004. The information in this interim MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of the date of this interim MD&A, October 25, 2004.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

Summary of Operations

Soho is a resources exploration and development company operating in the oil & gas and mineral, exploration and development sectors. The Company maintains interests in a gas development project located in Texas, USA, and indirectly, through its Mexican subsidiaries, owns a majority interest in a mineral exploration and mining project located in Durango State, Mexico. The Company is a reporting issuer in the provinces of British Columbia and Alberta, Canada, and trades on the TSX Venture Exchange under the symbol "SOH". Additional information may be obtained from the Company's web site (www.sohoresources.ca) and SEDAR (www.sedar.com).

In the spring of 2004, the Company began an exploration and development program on its Mexican Tahuehueto mineral property. This program consists of induced polarization geophysical surveying, geological mapping and sampling and grid establishment, to be followed by a surface drill program. In addition, current exploration includes detailed sampling of exploration adits in several zones.

The Company has an interest in two gas projects, each of which has a gas well. Neither well has established any economic gas production.

During the period ended August 31, 2004 the Company has raised $1,000,000 through an equity private placement and the exercise of previously outstanding warrants. In March 2004 the Company also negotiated a settlement of debt in the amount of $123,009 by the issuance of 1,1184,264 common equity units.

At August 31, 2004 the Company had a working capital deficiency of $918,064. The operations of the Company have primarily been funded by the issuance of capital stock and loans from related parties. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

Selected Quarterly Financial Information

	2005		2004				2003	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	Aug 31/04	May 31/04	Feb 29/04	Nov 30/03	Aug 31/03	May 31/03	Feb 28/03	Nov 30/02
Loss for the period	$(181,092)	$(147,544)	$(473,948)	$(145,600)	$(184,987)	$(152,693)	$(167,767)	$3,038
Loss per share	$(0.00)	$(0.00)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.00
Total assets	$1,515,343	$1,435,075	$1,225,233	$1,161,580	$829,762	$788,786	$ 501,151	$421,537
Long-term debt	-	-	-	-	-	-	$ 36.200	-

During the quarters of fiscal 2003, total assets increased, as the Company became increasingly involved with a new gas project, the Gypsy Property's Lane No. 1 well. In the last quarter of fiscal 2003, the Company settled a large amount of debt in exchange for shares, resulting in higher than normal legal and accounting fees.

In the first two fiscal quarters of the year ending February 29, 2004 the Company increased its investment in ADS, and then wrote off the investment in the last quarter. This accounts for the quarterly increase and then decrease in the total assets, and the increase in the loss in the fourth quarter. Also in the second fiscal quarter the Company invested in another gas project, the Pebble Creek Property. At the end of the third quarter, the company received cash of $313,975, upon the exercise of share purchase warrants.

During the first two quarters of fiscal 2005, the Company has raised an additional $1,000,000 in cash and settled $123,000 of debts, through the issuance of common shares. And a further $331,000 has been spent on the exploration of its Tahuehueto mineral property.

As of the date of this report, and subsequent to the quarter ended August 31, 2004, the Company has raised a further $307,050 in cash by the issuance of 2,050,334 common shares. The Company also negotiated an additional settlement of $344,000 in debts through the issuance of 1,376,609 common shares. Both of these transactions have received regulatory approval.

Resource Properties and Investments

Tahuehueto Mine Project, Mexico

Ownership

The Company, through its wholly-owned Mexican subsidiary, Samarkand de Mexico S.A. de C.V. ("Samarkand"), owns 90% of the issued and outstanding shares of Sacramento de la Plata S.A. de C.V., ("Sacramento"). Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 2% net smelter returns royalty.

In 1999, Samarkand de Mexico was served with a statement of claim registered in the civil court of Mazatlan, Sinaloa, Mexico seeking the rescission of the Share Purchase Agreement whereby Samarkand de Mexico acquired its interest in Sacramento. The statement of claim was filed by the three vendors of the shares of Sacramento. Due to the uncertainty regarding a timely settlement of the suit, in prior years the Company had written-down the property and related costs to a nominal value.

The Company and Samarkand de Mexico have been successful in their defense against all actions by the Mexican judicial system which determined irrevocably and without further appeal that the Company was not, and has never been in default of its obligations under the Share Purchase Agreement. Pursuant to the Share Purchase Agreement, the Company is still obligated upon demand to make a final payment of $335,000 (US$250,000) to the vendors of the Sacramento shares.

Project Information

In 1998 Company management had calculated a historic mineral resource in the inferred category for the Tahuehueto property. Historic inferred resource calculations for the El Creston zone are based solely on the underground sampling and mapping conducted by the the Company during late 1997. Analytical data from a total of 1270 channel samples was used in the historic mineral resource calculations. (Please refer to the Issuer's news release #22-97, dated September 17th 1997, for a full description of sampling procedures.) The Company's sampling was designed to check the assay data and mineral resource calculations of previous major exploration efforts by other operators (news release #7-97 issued April 2, 1997). Robert F. Brown, P. Eng., a former director of Soho, conducted the mineral resource calculations following the guidelines of the Canadian Institute of Mining

and Metallurgy Ad Hoc Committee Report, Mineral Resource/Reserve Classification: Categories, Definitions, and Guidelines, published in September, 1996. **This historic mineral resources calculation has not been upgraded to current 43-101 standards and has not been independently verified.**

The inferred resource from the El Creston zone totals 240,000 tonnes grading 9.7g/t gold, 77 g/t silver, 2.6% lead and 4.0% zinc (2,300,000 grams or 74,000 ounces of gold). This inferred resource has an average width of 4.5 meters and occurs within the central silica flooded zone of the El Creston structure. The central silica flooded zone is exposed in outcrop and underground tunnels over a 450 meter vertical elevation and a 700 meter horizontal strike length. Approximately 50% of the explored central silica flooded zone contains resource mineralization. Details of the sampling methods, level by level assay results, and compilation of the level assay plans can be found in Company's news releases # 22-97, 21-97, 19-97, 15-97, and 13-97.

Current Exploration Activity at Tahuehueto

During April to August 2004, the Company completed induced polarization geophysical surveying, geological mapping and sampling and grid establishment on the Tahuehueto Project. A surface reverse circulation drill program is planed to commence during November 2004 and is designed to prove the continuity of mineralization within the El Creston-Cinco de Mayo Trend and the Texcalama Trend. The drill program plans for approximately 20 holes averaging 200 meters per hole and is budgeted to cost $250,000. In conjunction with this drilling, the Company plans to continue with detailed geological mapping of the property and re-commence detailed sampling of several of the remaining underground workings not yet sampled by the Company.

Following the above drill program and subject to financing, Soho plans to initiate a large infill surface and underground drilling campaign designed to prove up drill indicated resources within the El Creston Zone and its extension along the El Creston – Cinco de Mayo Trend. The drilling would be designed to develop a drill indicated resources of approximately 250,000 oz gold within the El Creston Zone over a 450 meter vertical by 750 meter horizontal strike length, targeting existing known ore shoots, as well as building additional drill indicated resources, north and south of the El Creston zone, along the potential 2,500+ meter strike length of the El Creston-Cinco de mayo trend, as well as along the Texcalama Trend.

Cinco de Mayo South Adit Sampling Program

A systematic hammer and chisel channel sampling program was undertaken during June 2004 in the Cinco de Mayo South adit. This adit extends for 210 meters and averages 1.6 meters in width. The first 175 meters from the portal was sampled across the width of the adit along the ceiling at 2.5 meter intervals. Poor ventilation precluded sampling past the 175 meter mark. Continuous, maximum 2 meter width, channel samples were also taken across the structure from the south walls of all four crosscuts within the adit. In total, 88 samples were acquired. Assay results plus detailed sampling, shipping and analytical procedures are available on the Company's web site at www.sohoresources.ca. A summary of analytical results is presented below.

Results are very encouraging and confirm that the Cinco de Mayo South adit is strongly mineralized in gold, silver, lead and zinc. For example; the crosscut at 90 meters returned a weighted average grade of 29.87 g/t Au, 373.80 g/t Ag, 3.12% Zn, 1.99% Pb and 1.13% Cu over 10 meters true thickness with the zone open to the east; the crosscut at 117.5m returned a weighted average grade of 9.02 g/t Au, 87.50 g/t Ag, 5.34% Zn, 1.74% Pb and 0.83% Cu over 8 meters true thickness with the zone open to the west; the crosscut at 137 meters returned one 2 meter sample grading 4.87 g/t Au, 376 g/t Ag, 3.34% Zn, 0.95% Pb and 4.23% Cu; and 20 consecutive samples down the adit from 125 meter to 175m at 1.54 meter, returned an average grade of 8.45 g/t Au, 187.41 g/t Ag, 2.30% Pb, 1.55% Cu, (Zn analysis not complete) over a continuous 50 meter strike length along adit. Each sample in this series averaged 1.54 meter wide, that being the total average width of the adit. This 50 meter potential ore shoot could be extended to at least 80 meter incorporating crosscut results and remains open to the northeast and in many places along its strike length. The southern end of the Cinco De Mayo adit exposes a mineralized fault at approximately 180 meters that faults off the southern end of the above mineralization. South, past the above referenced fault the adit exposes upper felsic volcanic sequence rocks to its end at 210 meters. *(See Drawing 1 "Tahuehueto Project – Cinco De Mayo Mine (South) Plan" for sample locations and summary assay results by visiting Soho's web site at the address noted above).*

Texcalama Zone and Adit Sampling Program

A systematic hammer and chisel channel sampling program was undertaken during July 2004 in the Texcalama 1, 2 and 3 adits. In total, seventy-seven channel samples were acquired from Texcalama 3, eight from Texcalama 2 and four from Texcalama 1 adits. Significant assay results are summarized below and are displayed, with sample locations, on Figure 1 and Figure 2 within the complete news release dated August 19, 2004, available on the Company's web site. Results are very encouraging and confirm that the Texcalama adits are strongly mineralized in gold, silver, lead and zinc. For example, 19 consecutive samples down the Texcalama 3 adit from 0 meter to 45

meters, with an average sample width of 1.4m, (full width of adit), returned a weighted average grade of 9.97 g/t Au, 41.91 g/t Ag, 2.74% Zn, 1.39% Pb and 0.41% Cu over a continuous 45 m strike length along the adit. Results for the Texcalama 1 and 2 adits were also very encouraging with both short adits well mineralized throughout their entire lengths. Eight consecutive samples from the Texcalama 1 adit, returned a weighted average grade of 1.41 g/t Au, 103.92 g/t Ag, 0.28 % Zn, 9.47 % Pb, and 0.49 % Cu over a average 0.45 meter sample width (full width of adit) over a continuous 17.5 meters strike length along the adit. Four consecutive samples from the Texcalama 2 adit returned a weighted average grade of 3.92 g/t Au, 31.80 g/t Ag, 0.76 % Zn, 1.76 % Pb, 0.19 % Cu over an average 1.13 meter sample width, (full width of adit), over a 7.5 meters strike length along the adit. It is important to note that due to a lack of cross-cuts within the mineralized sections of the Texcalama adits, the quoted widths within the adits are a minimum width and do not represent the true width of mineralization. Additional crosscut access, and/or drilling, is required to determine the true width of the zones. The Texcalama 1 Adit, the most southerly of the three adits, extends for 17.5 meters and averages 0.45 meters in width. The Texcalama 2 Adit extends for 7.5 meters and averages 1.13 meters in width. The Texcalama 3 Adit, the most northerly adit, 400 meters NNE of the Texcalama 1 adit, is the most extensive with 132.5 meters of adit development along the mineralized zone and a 100 meters crosscut. All of these adits are part of the Texcalama Vein System structural zone, variably exposed along the drainage southward from the El Creston Zone, 600 meter to the NNE. The Texcalama Vein System has been traced on surface and underground for approximately 800 meters along strike.

Within the Texcalama Vein System structural zone, 7 separate channel samples were acquired from limited surface exposures of vein(s) were exposed in different location within the system. The results are very encouraging and confirm that the Texcalama Vein System structural zone is strongly mineralized in gold, silver, lead and zinc. For example, sample TAH49, 350 meters north of the Texcalama 3 adit's entrance, returned assay values of 5.97 g/t Au, 28.0 g/t Ag, 4.31 % Zn, 3.26 % Pb and 0.11 % Cu across 0.5 meters of vein. Sample CB02, 230 meters north of the Texcalama 3 entrance, returned assay values of 10.25 g/t Au, 120.0 g/t Ag, 5.39 % Zn, 14.2 % Pb and 0.98 % Cu over 0.70 meters of vein. Sample TAH25, 50 meters south of the Texcalama 3 portal, returned assay values of 16.85 g/t Au, 20.0 g/t Ag, 0.04 % Zn, 0.63 % Pb and 0.03 % Cu over 0.60 meters of vein.

The results presented above and in the Company's previous news releases Soh#04-07and Jan 21, 1998 indicate that the Texcalama Vein System is a separate structure to the El Creston-Cinco De Mayo Trend and like both the El Creston and Cinco de Mayo South zones, is strongly mineralized. All zones explored by Soho with detailed channel sampling warrant and require drill testing along their lengths to prove their ultimate potential. Results obtained to date by Soho support the Tahuehueto project exploration model, in that the property hosts a large epithermal system strongly mineralized in gold, silver, lead, zinc and copper within multiple structures and zones. To date, only three zones, El Creston, Cinco De Mayo South and Texcalama, out of a total of 12 mineralized zones known to occur on the property have been sampled in detail by the Company.

Gridding

Contract surveyors and locally hired cutting team completed 20 line kilometers of grid which encompasses the El Creston, Cinco de Mayo, El Camino (El Burro) and Texcalama underground workings.

PIMA Sampling Program

103 samples have been acquired, sent and received by Vancouver Petrosicence for PIMA spectrographic (alteration mineralogy), petrographic and thin section analysis. The samples were obtained from the El Creston, Cinco de Mayo, El Camino, Texcalama, El Rey, El Perdido and Tres de Mayo vein systems, as well as other alteration zones within the grid area and in the Rio de las Vueltas area, south of the grid.

Geological Mapping Program

The first phase of a geological mapping program has been completed. The program focused on the mineralized systems within the grid area as referred to above. This mapping has established that mineralization is closely related to coeval faulting, felsic volcanism and sedimentation. Mapping also indicates that the mineralizing structures, although most pronounced in the lower volcanic units, persist into the upper volcanic units as well.

3D Induced Polarization Geophysical Program

The geophysical team surveyed the entire 20km grid. The system deployed was Induced Polarization ("IP") measuring resistivity and 10 windows of chargeability across a 600 meter, 9 to 12 receiving dipole array. Additional current sources were applied off of the receiving lines, which allows for the generation of three-dimensional models of the resistivity and chargeability results. The survey was intended to generate a geophysical response signature of the El Creston, Cinco de Mayo, Texcalama and El Camino mines and to test the intervening area for potential continuations and extensions of the mineralized structures. Geophysical data obtained displays very strong induced polarization chargeability responses potentially indicative of sulfide mineralization between and including the El Creston and Cinco De Mayo zones within the El Creston-Cinco De Mayo Trend. Visual results of

this data can be viewed on the Company's web site within the news release dated Sept 7, 2004. The survey also returned very strong chargeability responses within the Texcalama Trend, a strongly mineralized sub-parallel structure to the El Creston-Cinco De Mayo Trend. This geophysical survey method employed appears to be an excellent exploration tool for the style of mineralization known to occur within the underground adits of the El Creston, Cinco De Mayo and Texcalama Zones. The survey clearly shows the El Creston-Cinco De Mayo Trend chargeability anomalies extending south, off the El Creston zone and north, off the Cinco De Mayo Zone. These anomalies continue between the two zones, under the El Creston-Cinco De Mayo Trend where the Company predicted the El Creston zone to be down faulted and buried. Should drilling verify that the IP anomalies are mineralized similar to El Creston and Cinco De Mayo zones, Soho will have demonstrated that this 2.5+ km structure holds potential for a large gold, silver and base metal deposit. Up to now, the Company's hopes have been focused on the El Creston-Cinco De Mayo Trend and management is most happy with what the data is displaying within this trend. However, geophysical data within the Texcalama Trend is also highly encouraging, displaying strong chargeability anomalies under the Texcalama adits and along the Texcalama Trend. With this data the Texcalama Trend has now been elevated into a high priority exploration target, markedly increasing the expectations for the Tahuehueto Property.

The geophysical survey was conducted within a 1.2 X 1.8 km area (216 hectares) within the 2062 hectares property under the on-site direction of Chris Basil, Project Manager and highly experienced geophysical Operator/Technician. The data processing procedures were undertaken by S.J. Geophysics Ltd. ("SJ") under the direction of Syd Visser, Geophysicist, P. Geo., who is a "qualified person" as defined under NI 43-101. The final "inversion" processing and generation of three-dimensional models on SJ's "Beowulf Cluster" of parallel processing computers, was managed by Linwei Chen, technician, and Dave Muir, Msc. (Mathematics).

The Inversion Program (DCINV3D) used by SJ Geophysical Group was developed by a consortium of major mining companies under the auspices of the UBC-Geophysical Inversion Facility. Management is very happy with the excellent exploration results obtained during the 2004 exploration program on the Tahuehueto Project and is confident this project will continue to develop very favourably with ongoing exploration and development.

Gypsy Property - Bossier Gas Production and Lease Acreage Acquisition
In 2002, the Company entered into an agreement with Code America Investments LLC. ("Code America") to acquire certain gas leases located within the Bossier Sandstone Gas Play in Freestone County, Texas. Pursuant to this agreement the Company acquired a 12.5% interest in the producing Lane No. 1 gas well and the ability to create an option to acquire up to a 100% interest in certain other gas leases. The Company paid approximately US$250,000 and issued 286,630 common shares with a value of $22,930 as a finder's fee and a director of Code America became a director of the Company. As additional compensation, the Company has agreed to issue 2,000,000 common shares to Code America, subject to the completion of a work program on the Lane No. 1 gas well that results in increased production by 1.25 mmcf per day, sustained for seven days.

The Lane No.1 gas well work-over commenced during late March 2003. The work-over contemplated a clean up and cement squeeze within the targeted zone to be followed by a fracture stimulation treatment, in early April 2003. A detailed fracture analysis conducted by Schlumberger prior to the work program, indicated that the effective flow capacity of the Lane No.1 well within the productive Bossier section, should be dramatically increased upon successful completion of the recommended fracture stimulation procedure.

Due to technical difficulties encountered during the March-April 2003 work-over program the fracture stimulation procedure was not completed at that time and the work-over was postponed pending resolution of the technical difficulties and rescheduling the program.

The work program recommenced in early June 2003. As announced in a news release by the Company on June 16th, 2003, the Lane No.1 gas well was in the final stages of the work-over and re-completion program. The fracture stimulation was completed as planned and the well was being controlled with 10.2 lb. brine with shut-in surface pressures in excess of 3000 psi, which indicated an estimated bottom hole pressure of approximately 8000 psi. Clean up of the excess frac. material, in preparation of production testing was completed during mid to late June and the well was ready for production testing at that time.

Unfortunately, shortly after the clean up, the well packer system used to isolate the target zone from the rest of the well bore failed, such that production testing had to be postponed until the packer system was repaired or replaced. Additional funding for a work program to replace the packer system and production test the well was completed during October 2003, with the work commencing in November 2003.

On January 9, 2004, Soho Resources Corp., announced that the Lane No. 1 Bossier gas well work-over and re-completion program had been completed. At that time the well was shut-in waiting for gas meter installation and pipeline hook-up to commence gas sales. On December 29th, 2003 the well was tested on various choke sizes. The well stabilized at 2900 psi on a 12/64th choke and maintained that pressure for eight hours and was then shut in pending pipeline hook-up. During testing the Lane No. 1 well was still flowing back frac. water and it was estimated that the well would completely clean up within three weeks of initial production after which further flow testing would be initiated.

On January 14, 2004, Soho announced that the hook-up of the Lane No. 1 well had been completed and the well had been placed into production. As of the date of this management discussion, the well is still under evaluation and continues to periodically unload frac water and frac. material. Total gross natural gas production during the first quarter 2004 was 7,370 Mcf. The Lane No. 1 well has failed to achieve any significant gas production since being placed into production. It is the operator's belief that the well still has significant down-hole problems that are restricting the gas flow to the modest production gas rates currently being experienced. At this point in time the Company does not anticipate that any significant production rate increases will be achieved without further significant capital investment into additional work programs. There are no current plans by Lane No.1 Well interest holders to perform more work on the well.

Pebble Creek Property

On August 5th, 2003 the Company announced that it had entered into Joint Venture Development Agreement with Code America Investments, L.L.C. ("Code America") whereby Soho purchased a 5% working interest ("WI") equating to a 3.5% Net Revenue Interest ("NRI") in the Pebble Creek Prospect, Shelby County, Texas. Code America is a corporation controlled by Mr. Milton Cox, a director of Soho and therefore this transaction is a non-arms length transaction.

Pursuant to the agreement, the Company paid $79,837 (US $58,070) as its pro-rata cost of development to drill, test and complete two initial wells within the project area. One well has been completed, and Code America is developing a location and drilling plan for the second well. By participating in the drilling of these initial wells, the Company and its partners will earn an option to participate on the same basis in any future prospects on the remainder of the combined leases of approximately 2,300 acres.

The Pebble Creek Prospect is located in the northeast corner of Shelby County, Texas. The primary development target for the project is the Fredricksberg formation at a subsurface depth of approximately 2,700 feet. The Fredricksberg formation is a tight limestone that is commonly highly fractured in the project area.

During September 2004 the operator of the Pebble Creek Prospect drilled and completed the first of two required wells for the prospect. The Beckum SW 1-H was drilled to 2690 ft vertical depth with a 1862 ft Horizontal leg - TMD 4552 ft. The well was placed into production and is currently producing approx 600 – 750 mcfd gas with an average of 450 Bbls water. At the current production rates the well is not economic. The well has shown a slow increase in gas production rates however the water production rates have not declined significantly. This well is still being evaluated as to its long-term profitability. A second test well is currently being planned on this project at a new location on a different area of the leases.

__**Corporate, General, and Administrative**__

Annual General Meeting

At the Companies Annual General Meeting held on August 27, 2004, shareholders elected the following individuals as directors of the Company:

- Ralph Shearing
- Marek Kreczmer
- Jose Abraham Urias Romero
- Paul Chung

Pursuant to the introduction of the new British Columbia Business Corporations Act, and as approved by shareholders, the Company has adopted new "Articles of the Company". In addition, the Company's share capital was altered to now allow an unlimited number of shares to be authorized. The Company has not yet received regulatory approval for these changes, accordingly the authorized capital remains unchanged as of the date of this report.

Management Agreements
In July 2004 the Company entered into an agreement with Frank Port and Seaport Capital Inc., a company controlled by Mr. Port, to provide business development services to the Company for a monthly fee of $5,000. In addition Mr. Port was appointed an officer of the Company in the position of Vice-president Corporate Development and has been granted 350,000 stock options as additional compensation.

In September 2004 the Company entered into a management services agreement with Ralph Shearing and CMB Investments Ltd., a company controlled by Mr. Shearing, to provide general management services to the Company for a monthly fee of $7,500. Mr. Shearing is the CEO and a Director of the Company.

Financing Activities

Promissory Notes
In January 2004, the Company negotiated Amendment Agreements with two lenders of loans totalling $274,500, pursuant to which the lenders agreed to extend the terms of the loans to July 31, 2004 in consideration of being issued 1,093,907 share purchase warrants. Each share purchase warrant is exercisable into one common share in the capital of the Company at a price of $0.14 per share for a period of one year. In October 2004, the Company negotiated the settlement of this $274,500 debt, plus accrued interest as of September 30, 2004 in the amount of $69,652 through the issuance of 1,376,609 common shares.

Another lender agreed to settle $68,625 of loans payable, plus $7,683 of interest payable, in exchange for 695,536 units of the Company. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each full share purchase warrant is exercisable for a period of one year at a price of $0.14 per common share.

Warrant Exercise Financing
In March 2004 certain shareholders exercised a total of 700,000 warrants at $0.10 per share for total proceeds of $70,000 resulting in the issuance of 700,000 shares. These proceeds were utilized in the Company's Mexican operations and for general working capital.

In July 2004, a further 1,600,000 warrants at $0.10 per share were exercised for total proceeds of $160,000 resulting in the issuance of 1,600,000 shares. These proceeds were also utilized in the Company's Mexican operations and for general working capital.

Subsequent to the period ended August 31, 2004 an additional 50,000 warrants at $0.14 per share were exercised for total proceeds of $7,000 resulting in the issuance of 50,000 shares.

Private Placement Financings
The Company announced on January 14, 2004 that it has arranged, subject to all necessary regulatory approvals, a Private Placement of 7,000,000 units at $0.11 per unit for total proceeds of $770,000, each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant shall be exercisable for a period of one year at a price of $0.14 per share. The proceeds of the Private Placement were used to pay certain accounts payable, and for general working capital associated with its resource properties.

This financing was not completed until March 2004; accordingly $362,560 of funds received prior to the Company's year end were recorded in the Company's financial statements as share subscriptions received in advance.

Subsequent to the quarter ended August 31, 2004, the Company completed a Private Placement of 2,000,334 units at $0.15 per unit for total proceeds of $300,050. In connection with this Private Placement, the company paid the Agents fees, commissions, and expenses, by way of: cash in the amount of $5,525; the issuance of 156,693 units at a deemed price of $0.15; and issued Agent Unit Options entitling the Agents to purchase 200,050 units at $0.22 per unit. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant shall be exercisable for a period of one year at a price of $0.22 per share.

Debt Settlement
In March 2004, in addition to the promissory note debt settlement referred to above, the Company and a creditor agreed to settle $46,500 of outstanding debt in consideration of the issuance of 422,728 units, each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each full share purchase warrant shall be exercisable for a period of one year at a price of $0.14 per share.

Capital Stock, Warrants, and Options

Capital Stock

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
100,000,000 Class A preference shares with a par value of $1 per share		
100,000,000 Class B preference shares with a par value of $5 per share		
Common shares issued		
Balance as at February 29, 2004	29,665,366	$ 11,188,525
Private placement	7,000,000	770,000
Settlement of debt	1,118,263	123,008
Warrants exercised	2,300,000	230,000
Balance as at August 31, 2004	40,083,629	$ 12,311,533
Private placement	2,000,334	300,050
Private placement – Agents' fees	156,693	23,504
Settlement of debt	1,376,609	344,152
Warrants exercised	50,000	7,000
Balance as at October 25, 2004	43,667,265	$ 12,986,239

Warrants
As at October 25, 2004, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
559,132	$ 0.14	March 9, 2005
3,450,001	$ 0.14	March 20, 2005
1,093,907	$ 0.14	April 28, 2005
1,000,167	$ 0.22	October 21, 2005
6,103,207		

Agents Unit Options
As at October 25, 2004, in connection with the October 21, 2004 private placement financing, the Company granted non-transferable Agent Unit Options entitling the Agents to purchase 200,050 units at $0.22 per unit, each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant shall be exercisable for a period of one year at a price of $0.22 per share.

Stock Option Plan
A 2003 Stock Option Plan was approved by a majority of disinterested shareholders on April 4, 2003, at the Company's annual general meeting. The number of shares reserved for issuance under the 2003 stock option plan is set at 4,865,123.

As at October 25, 2004, the following share purchase options were outstanding:

Number of Shares	Exercise Price	Expiry Date
1,900,000	$ 0.15	March 18, 2009
30,000	$ 0.15	June 22, 2009
350,000	$ 0.15	September 21, 2009
290,000	$ 0.15	September 29, 2009
2,570,000		

Liquidity

At August 31, 2004, the Company had a working capital deficiency of $918,064. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the near future. Since August 31, 2004 the Company has secured additional financing of $307,050 from a private placement and the exercise of warrants. The Company also negotiated, subject to regulatory approval, an additional settlement of $344,000 in debts through the issuance of common shares.

Investor Relations

Soho has engaged Windward Communications Ltd. to work with investors, brokers, analysts and the media. Windward also co-ordinates the Company's attendance at trade shows, conventions and other presentations in both the United States and Great Britain. With the Company re-activating its Mexican affairs, Windward is now being paid a fee of US $3,500 per month and Windward's engagement will continue, with the agreement of both parties, on a month-by-month basis at the same rate of compensation.

Related Party Transactions

In addition to certain related party transactions mentioned above, the Company had additional significant transactions with related parties, as are summarized below:

Due to related parties of $89,759 is payable to a company controlled by a former director and to a company related to Soho by a common director. This amount is non-interest bearing, unsecured and has no specific terms of repayment. This debt relates to payments to various creditors on behalf of the Company, office rent and expenses charged for shared office accommodation, and cash loans to the Company.

A loan of $77,471 and interest of $6,702 are due to a company controlled by a former director of Soho. During the quarter, the Company accrued interest expense of $1,610 on this loan. This loan relates to the Company's investment in the Pebble Creek Property.

A company controlled by a director charged the Company a total of $3,984 for management services. This is compensation for time spent on administrative, financial, and operational affairs of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Results of Operations

The Company incurred $328,636 in general and administrative plus interest expenses during the period. Many expenses increased as a result of the general increase in business activities compared to the prior fiscal period.

Professional fees include legal, accounting, and audit fees. Legal and accounting fees increased as a result of the increase in financing activities, including debt settlements, and private placements. These transactions also account for the increase in regulatory fees as the Company was required to submit these transactions to regulatory authorities for approvals. There were also additional legal and accounting fees relating to the successful conclusion of the Mexican litigation.

Consulting fees include fees paid for corporate communication services and financial consulting associated with the Company's on going search for additional sources of financing.

Communications expense includes the costs of Soho's office telephones, fax, mobile phones, web hosting and internet access services.

Wages and benefits increased as the Company hired a full time administrative assistant, while in the comparative period the Company reduced both the number of employees and the hours they worked. This saving was offset by higher administrative costs in other areas as the Company relied on outside consultants and other service providers to perform tasks previously assigned to employees.

Travel expenses include the costs of airfare, accommodation, and meals for a variety of business trips related to securing financing and meetings connected with the Tahuehueto property.

Except as may be otherwise indicated, all of the above noted transactions have received regulatory approvals, where required.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing,
CEO
October 25th, 2004

SOHO RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004

SOHO RESOURCES CORP.
CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under the National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of the Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Ralph Shearing"

Ralph Shearing
Chief Executive Officer

October 25, 2004

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS

		August 31, 2004 (Unaudited – prepared by management)		February 29, 2004 Audited
ASSETS				
Current				
Cash	$	236,402	$	291,959
Receivables		20,387		13,411
		256,789		305,370
Mineral properties (Note 2)		740,937		409,463
Oil and gas properties (Note 3)		509,749		504,266
Equipment		7,868		6,134
	$	1,515,343	$	1,225,233
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)				
Current				
Accounts payable and accrued liabilities	$	382,312	$	424,123
Obligation under share purchase agreement (Note 2)		335,000		335,000
Due to related parties (Note 4)		89,759		92,576
Loans payable		367,782		464,856
		1,174,853		1,316,555
Shareholders' equity (deficiency)				
Capital stock		12,311,533		11,188,525
Share subscriptions received in advance		-		362,560
Deficit		(11,971,043)		(11,642,407)
		340,490		(91,322)
	$	1,515,343	$	1,225,233

Nature and continuance of operations (Note 1)
Commitment (Note 6)
Subsequent events (Note 8)

On behalf of the Board:

"Jose Abraham Urias Romero" Director
Jose Abraham Urias Romero

"Ralph Shearing" Director
Ralph Shearing

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – prepared by management)

	Three months ended August 31, 2004	Three months ended August 31, 2003	Six months ended August 31, 2004	Six months ended August 31, 2003
EXPENSES				
Amortization	$ 640	$ 681	$ 1,070	$ 1,362
Automobile	377	-	377	-
Business promotion	7,605	-	7,780	-
Communications	2,332	9,394	6,746	10,988
Consulting and financial services	7,500	-	34,033	8,174
Interest and bank charges	14,288	15,548	28,460	29,843
Investor relations	15,080	1,206	29,088	4,206
Loan bonuses	-	11,614	-	85,614
Management fees	-	8,441	3,984	27,491
Office and miscellaneous	342	8,882	6,451	7,574
Professional fees	96,095	31,482	134,626	34,792
Property investigations	406	-	6,006	-
Regulatory fees	8,140	7,821	12,081	9,655
Rent	12,930	10,542	24,384	29,775
Transfer agent	2,540	1,614	4,070	5,850
Travel	6,208	18,377	16,021	21,785
Wages and benefits	6,609	7,199	13,459	8,385
Loss before other items	(181,092)	(132,801)	(328,636)	(285,494)
OTHER ITEMS				
Write-down of investment in ADS Drilling Services, Inc.	-	(52,186)	-	(52,186)
Loss for the period	(181,092)	(184,987)	(328,636)	(337,680)
Deficit, beginning of period	(11,789,951)	(10,837,867)	(11,642,407)	(10,685,174)
Deficit, end of period	$ (11,971,043)	$ (11,022,854)	$ (11,971,043)	$ (11,022,854)
Basic and diluted loss per common share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	39,457,542	25,666,486	38,130,661	24,735,399

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management)

		Three months ended August 31, 2004		Three months ended August 31, 2003		Six months ended August 31, 2004		Six months ended August 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES								
Loss for the period	$	(181,092)	$	(184,987)	$	(328,636)	$	(337,684)
Items not affecting cash								
Amortization		640		681		1,070		1,362
Accrued interest		14,334		15,183		28,250		26,951
Loan bonus		-		-		-		74,000
Write-down of investment in ADS Drilling Services, Inc.		-		52,186		-		52,186
Changes in non-cash working capital items								
(Increase) decrease in receivables		(649)		(13,826)		(6,976)		(18,072)
Increase (decrease) in accounts payable and accrued liabilities		92,803		59,417		(15,677)		60,426
Net cash used in operating activities		(73,964)		(71,346)		(321,969)		(140,831)
CASH FLOWS FROM FINANCING ACTIVITIES								
Issuance of common shares		160,000		60,000		1,000,000		130,000
Share subscriptions received in advance		-		-		(362,560)		(20,000)
Proceeds from (repayments of) loans payable		(8,901)		10,781		(28,449)		352,677
Advances from (repayments to) related parties		3,125		97,145		(2,817)		28,804
Net cash provided by financing activities		154,224		167,926		606,174		491,481
CASH FLOWS FROM INVESTING ACTIVITIES								
Equipment purchase		(2,805)		-		(2,805)		-
Investment in ADS Drilling Services, Inc.		-		(15,877)		-		(286,840)
Mineral properties		(138,096)		-		(331,474)		-
Oil and gas properties		-		(79,837)		(5,483)		(79,837)
Net cash used in investing activities		(140,901)		(95,714)		(339,762)		(366,677)
Increase (decrease) in cash position during the period		(60,641)		866		(55,557)		(16,027)
Cash position, beginning of period		297,043		473		291,959		17,366
Cash position, end of period	$	236,402	$	1,339	$	236,402	$	1,339

Supplemental disclosure with respect to cash flows (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia. Its principal business activities consist of exploration and development of resource properties.

The accompanying unaudited consolidated interim financial statements of Soho Resources Corp. include the accounts of the Company and its wholly-owed subsidiaries: Samarkand de Mexico S.A. de C.V. ("Samarkand") and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

These financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the fiscal year ended February 29, 2004. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods have been reflected. The results for the six month period ended August 31, 2004 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for the full year.

The Company follows the current rate method of translation, which translates foreign assets and liabilities at the rate of exchange at the balance sheet date. Revenues and expenses are translated into Canadian dollars at the average rate of exchange throughout the period. Gains and losses arising from translation of the financial statements are deferred and disclosed as a separate component of shareholder's equity. These financial statements are stated in Canadian dollars. Transactions associated with the Company's U.S. resources properties are measured in U.S. dollars. Transactions associated with the Company's Mexican resources properties are measured in both Canadian dollars and Mexican pesos, depending on the nature and source of the transaction.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issuance of capital stock and loans from related parties. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

	August 31, 2004	February 29, 2004 (Audited)
Deficit	$ (11,971,043)	$ (11,642,407)
Working capital (deficiency)	$ (918,064)	$ (1,011,185)

2. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

The Company, through its wholly owned Mexican subsidiary, Samarkand de Mexico, owns 90% of the issued and outstanding capital stock of Sacramento. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 2% net smelter returns royalty.

In 1999, Samarkand de Mexico was served with a statement of claim registered in the civil court of Mazatlan, Sinaloa, Mexico, seeking the rescission of the Share Purchase Agreement whereby Samarkand de Mexico acquired its interest in Sacramento. The statement of claim was filed by the three vendors of the shares of Sacramento. Due to the uncertainty regarding a timely settlement of the suit, in prior years the Company had written-down the property and related costs to a nominal value.

The Company and Samarkand de Mexico have been successful in its defense against all actions by the Mexican judicial system. Pursuant to the Share Purchase Agreement, the Company is obligated to make a final payment of $335,000 (US$250,000) to the vendors of the Sacramento shares. The Company is now proceeding with its exploration plan for the Tahuehueto Project.

Mineral property costs incurred on the Tahuehueto Project were incurred as follows:

	August 31, 2004	February 29, 2004
Balance, beginning of period	$ 409,463	$ 100
Additions:		
Acquisition costs	50,000	335,000
Exploration advances	13,412	-
Assays, data and maps	28,161	-
Equipment and supplies	16,908	-
Geological consulting	122,365	-
Geophysical survey	33,638	-
Mineral concession taxes	595	74,363
Subcontractors and equipment rentals	54,069	-
Transportation	12,326	-
	331,474	409,363
Balance, end of period	$ 740,937	$ 409,463

3. OIL AND GAS PROPERTIES

Gypsy Property

The Company entered into an agreement with Code America Investments LLC. ("Code America") to acquire certain gas leases, the "Gypsy Property", located in Freestone County, Texas. This acquisition included a 12.5% interest in the producing Lane No. 1 gas well and up to a 100% interest in certain other gas leases. The Company paid approximately US$250,000 and issued 286,630 common shares with a value of $22,930 as a finder's fee and a director of Code America became a director of the Company. As additional compensation, the Company agreed to issue 2,000,000 common shares to Code America, subject to the completion of a work program on the Lane No. 1 gas well that results in increased production by 1.25 mmcf/d, sustained for seven days. The work program has been completed and the well is currently producing, however the production has not met the requirements to issue the additional compensation shares.

Pebble Creek Property

On August 5th, 2003, the Company entered into a Joint Venture Development Agreement with Code America whereby the Company purchased a 5% working interest equating to a 3.5% Net Revenue Interest in the Pebble Creek Prospect, Shelby County, Texas. Code America is a corporation controlled by a director of the Company.

Pursuant to the agreement, the Company paid $79,837 (US $58,070) as its pro-rata cost of development to drill, test and complete two initial wells within the project area. One well has been completed, and Code America is developing a location and drilling plan for the second well. By participating in the drilling of these initial wells, the Company and its partners will earn an option to participate on the same basis in any future prospects on the remainder of the combined leases of approximately 2,300 acres.

In order to fund its pro-rata cost of the development wells, the Company received a loan from BHT-TCM Investment Inc. ("BHT") in the amount of US$58,070. The loan is secured by the working interest being purchased, has a term of one year and bears interest of 8% per annum. The Company has agreed to issue a bonus to BHT equal to 20% of the total amount of the loan, payable in shares of the Company at a price of $0.10 per share. BHT is controlled by a former director of the Company. The amount of this loan, $77,471 (US$58,070), is included in loans payable and the loan bonus of $11,614 is included in accounts payable and accrued liabilities.

Costs were incurred as follows:

	Gypsy Property	Pebble Creek Property	August 31, 2004	February 29, 2004
Balance, beginning of period	$ 424,429	$ 79,837	$ 504,266	$ 424,429
Incurred during the period				
Acquisition costs	-	-	79,837	79,837
Production testing	5,483	-	5,483	-
	5,483	-	85,320	79,837
Balance, end of period	$ 429,912	$ 79,837	$ 509,749	$ 504,266

4. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties unless disclosed elsewhere in these statements:

a) Paid or accrued interest expense of $3,212 to a company controlled by a former director.
b) Paid $3,984 for management fees to a company owned by a director.

Amounts due to related parties of $89,759 are owed to a company controlled by a former director, and a company with a director in common, and are non-interest bearing, unsecured and have no specific terms of repayment. These amounts relate to the cost of shared office space and cash advances.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

5. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	August 31, 2004	August 31, 2003
Cash paid during the period for interest	$ 7,490	$ 1,230
Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions during the period ended August 31, 2004 included:

Issued 1,118,264 units to settle $46,500 of accounts payable, $7,884 of interest payable, and $68,625 of loans payable, for a total debt settlement of $123,009. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant shall be exercisable for a period of one year at a price of $0.14 per common share.

6. COMMITMENT

Operating lease

The Company rents its office premises under an operating lease until February 2005. The remaining operating lease commitment, including rent plus estimated common area costs, is approximately $36,000.

7. SEGMENTED INFORMATION

The Company operates primarily in two reportable operating segment, being the oil and gas industry in the United States and the mineral exploration business in Mexico.

	August 31, 2004	August 31, 2003
Net income (loss) for the period was incurred in:		
Canada	$(292,310)	$(285,494)
Mexico	(36,326)	—
	$(328,636)	$(285,494)
	August 31, 2004	**February 29, 2004 (Audited)**
Identifiable assets are located in:		
Canada	$ 264,657	$ 311,504
Mexico	740,937	409,463
USA	509,749	504,266
	$ 1,515,343	$ 1,225,233

8. SUBSEQUENT EVENTS

The Company negotiated the settlement of loans in the amount of $274,500 plus accrued interest of $69,652 as of September 30, 2004, by the issuance of 1,376,609 common shares at a deemed price of $0.25 per share.

Granted 640,000 stock options to directors, officers and employees, at an exercise price of $0.15 per common share, expiring September 28, 2009.

Issued 50,000 common shares pursuant to the exercise of 25,000 share purchase warrants, for cash proceeds of $7,000.

The Company completed a Private Placement of 2,000,334 units at $0.15 per unit for total proceeds of $300,050. In connection with this Private Placement, the company paid the Agents fees, commissions, and expenses, by way of: cash in the amount of $5,525; the issuance of 156,693 units at a deemed price of $0.15; and issued Agent Unit Options entitling the Agents to purchase 200,050 units at $0.22 per unit. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant shall be exercisable for a period of one year at a price of $0.22 per share.